Exhibit 21.1
Subsidiaries of the Registrant

Subsidiary	Jurisdiction

Zonare Medical Systems Canada Ltd.	Canada

Zonare Medicinska System AB	Sweden

Zonare Medical Systems U.K. Ltd.	United Kingdom

Zonare Medical Systems GmbH	Germany